FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY 2008

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – Notice of Annual and Special Meeting (February 4, 2008),

➢

Madison Minerals Inc. – Notice of Annual and Special Meeting (Revised February 11, 2008),

➢

Madison Minerals Inc. – News Release dated February 21, 2008,

➢

Madison Minerals Inc. – BC FORM 53-901F, Material Change Report,

➢

Madison Minerals Inc. – Management Discussion and Analysis for the Year Ended October 31, 2007,

➢

Madison Minerals Inc. – 52-109F1 Certifications of Annual Filings.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: April 1, 2008

By:

“Chet Idziszek”

Chet Idziszek

Its:        President

(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

April 1, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Peter McArthur

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

February 4, 2008	BY SEDAR

To:

All Applicable Securities Commissions

 and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual General Meeting

We advise that the directors of the Company have fixed the following record and meeting dates for the upcoming Meeting of shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	557808102
5.	ISIN	:	CA 5578081021
6.	Record Date for Notice	:	February 29, 2008
7.	Record Date for Voting	:	February 29, 2008
8.	Beneficial Ownership Determination Date	:	February 29, 2008
9.	Meeting Date	:	April 9, 2008
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

MADISON MINERALS INC.

Signed “Elizabeth Anderson”

Elizabeth Anderson

Senior Administrator

/ea

cc:

Miller Thomson, Attn:  Peter McArthur

Pacific Corporate Trust Company, Attn: Yasmin Juma

U.S. Regulatory Authorities (with Form 6K)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

February 11, 2008	BY SEDAR

To:

All Applicable Securities Commissions

 and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual and Special Meeting (REVISED NOTICE)

We advise that the directors of the Company have fixed the following record and meeting dates for the upcoming Meeting of shareholders as follows:

1.	Meeting Type	:	Annual and Special Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	557808102
5.	ISIN	:	CA 5578081021
6.	Record Date for Notice	:	February 29, 2008
7.	Record Date for Voting	:	February 29, 2008
8.	Beneficial Ownership Determination Date	:	February 29, 2008
9.	Meeting Date	:	April 9, 2008
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

MADISON MINERALS INC.

Signed “Elizabeth Anderson”

Elizabeth Anderson

Senior Administrator

/ea

cc:

Miller Thomson, Attn:  Peter McArthur

Pacific Corporate Trust Company, Attn: Yasmin Juma

U.S. Regulatory Authorities (with Form 6K)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

February 21, 2008	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

NEW DIRECTOR APPOINTED

Madison Minerals Inc. is pleased to report that Vivian L. Danielson has joined Madison’s Board of Directors.  Ms. Danielson is a journalist and author with more than 20 years of experience covering the international mining and metals sector.  She is also co-author of Bre-X, Gold Today, Gone Tomorrow: Anatomy of the Busang Swindle.  Ms. Danielson has replaced Martha Deacon who has resigned for personal reasons.  Madison wishes to thank Ms. Deacon for her services to the Company.

To find out more about Madison Minerals Inc. please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

______”Chet Idziszek”________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

February 21, 2008

Item 3.

Press Release

February 21, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer appoints director.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 21st day of February 2008.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

February 21, 2008	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

NEW DIRECTOR APPOINTED

Madison Minerals Inc. is pleased to report that Vivian L. Danielson has joined Madison’s Board of Directors.  Ms. Danielson is a journalist and author with more than 20 years of experience covering the international mining and metals sector.  She is also co-author of Bre-X, Gold Today, Gone Tomorrow: Anatomy of the Busang Swindle.  Ms. Danielson has replaced Martha Deacon who has resigned for personal reasons.  Madison wishes to thank Ms. Deacon for her services to the Company.

To find out more about Madison Minerals Inc. please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

______”Chet Idziszek”________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2007

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s exploration strategy currently emphasizes its Lewis Gold Project in Nevada, USA.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Before and during the twelve month period ended October 31, 2007, Madison has been primarily engaged in the continued exploration of the Lewis Gold Project.

This MD&A is dated February 21, 2008 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited consolidated financial statements for the year ended October 31, 2007 and related notes attached thereto (the “2007 Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Lewis Gold Project, Nevada

During the early portion of the year ended October 31, 2007 we reported on the results of a 49 hole drill program carried out in 2006 totalling 9,660 metres of both in-fill and step-out reverse circulation (RC) drilling. The first 16 holes were reported in our news release of November 15, 2006 and the remaining 33 holes in our release of February 8, 2007, both of which are accessible on our website www.madisonminerals.com and on SEDAR at www.sedar.com . These drill results confirmed a third style of gold mineralization – steeply oriented mineralized splays or cross structures which intersect the north-south trending Virgin Structural Zone. The drilling results compare favourably with previous results that had partially outlined two other distinct mineralization styles: steeply oriented, higher grade mineralization and sub-horizontal, lower-grade mineralization, all hosted by favourable stratigraphy. Madison’s drilling evaluation of the various styles of mineralization within the Virgin Structural Zone covers an area 180 meters by 485 meters. Seven widely spaced RC drill holes also tested the Buena Vista Structural Zone along a 515 meter strike extent. This zone is a subparallel target located 450 meters to the west of the Virgin zone.

On June 28, 2007 we reported signing a drill contract as part of a US $2.5 million program, and on July 26 we reported the commencement of the core drilling and mobilization of the RC components of that program. The program was conducted through November 20, 2007, and totals of 2,301 meters of core drilling and 7,341 meters of RC drilling were completed in ten core holes and 34 RC holes; all holes were drilled within and along the Virgin Structural Zone. The RC drilling expanded the Virgin Structural Zone gold mineralized area by 100 meters to the north yielding an expanded strike extent of 600 meters and an expanded down dip extent of 100 meters to a total of 300 meters.

In addition to these drill programs, a detailed induced polarization (IP) geophysical survey was carried out. This IP survey was designed to assist in defining mineralized strike extensions to both the Buena Vista and Virgin Structural Zones, and in outlining sulphide bearing cross structures such as identified in the Virgin zone by drill hole MAD-81. On December 13, 2007 we reported assay results from six core and ten RC drillholes, being approximately one-third of the total program. Assay results for the remaining holes are pending and will be released when available. We have announced that further in-fill drilling in 2008 is expected to provide a resource calculation. This news release is accessible on our website and on SEDAR at the web addresses provided above.

Mount Kare Gold Project, Papua New Guinea

This project is under option to Buffalo Gold Ltd. (“Buffalo”) and requires no further investment by Madison. Buffalo is conducting an aggressive and ongoing exploration program, including substantial budgets for drilling, on this major project which is contiguous with Barrick Gold’s Porgera Gold Mine. During the fiscal period reported on, we or Buffalo have described progress at Mount Kare in news releases dated November 27, 2006 and January 18, March 13, May 1 and 18, June 21 and October 17, 2007. These releases may be found on our website or on SEDAR as cited above.

Buffalo announced a program and budget for 2007 at Mount Kare totalling $11.4 million, including up to 12,000 metres of drilling in 60 planned drill holes.

On May 18, 2007 Madison and Buffalo announced the vesting to Buffalo of 60 per cent of Madison’s interest in this project, in consideration of $500,000 (paid by the issue of 521,648 shares of Buffalo) plus the issue to Madison of 3,000,000 Buffalo shares. These shares were issued June 28, 2007 and delivered to Madison from escrow on October 10, 2007 when final regulatory and government approvals were completed. As described in Notes 4 and 5 to the 2007 Financial Statements, the fair value of the shares when issued of $3,375,500 less certain transaction costs of $9,619 was recorded as income in the Statement of Operations under the classification “Recovery of mineral property costs previously written down”. Pursuant to our accounting policies, a charge of $487,749 was made to our “Other comprehensive gain (loss)” account to record a decline in fair value to the year end date. Buffalo has the right to increase its interest in Madison’s interest to 75 per cent, and ultimately, at its option, to 100 per cent for additional consideration.

Belencillo Gold Project, Panama

As described in our year-end financial statements, we hold a 31.12 per cent interest in this concession. Madison is working towards the disposition of this interest.

Results of Operations

Selected Annual Information

The following table provides a brief summary of Madison’s financial operations. For more detailed information, refer to the 2007 Financial Statements.

	Year Ended October 31, 2007	Year Ended October 31, 2006	Year Ended October 31, 2005
Total revenues	nil	nil	nil
Net income (loss)	$2,833,604[1]	($2,035,938)[2]	($45,694,375)[3]
Basic and diluted earnings (loss) per share	$0.08	($0.08)	($2.25)
Total assets	$13,051,241	$9,946,640	$2,752,148
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

Note 1:

Includes income of $3,366,331 for recovery of property costs previously written down in respect of the Mt. Kare project.

Note 2:

Includes a non-cash charge of $1,620,691 for stock-based compensation (2007 - $54,407 and 2005 - $251,783).

Note 3:

Includes a loss of $44,772,341 upon the write-down of Mt. Kare project costs.

During the fiscal year ended October 31, 2007, total assets increased to $13.0 million from $9.9 million at October 31, 2006, principally due to the receipt of shares from Buffalo Gold Ltd. on the conveyance of 60 per cent of our interest in the Mt. Kare project. As can be seen from Notes 1, 2 and 3 above, the net income or loss experienced by Madison is subject to extremely wide variations arising from such matters as resource project write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise the necessary funding to pursue our exploration targets and to administer the company while doing so. For the year ended October 31, 2007 we drew down cash resources by $1.44 million, including $1.80 million expended on the Lewis Gold Project and $563,000 on operations, offset in part by $961,000 advanced from our joint venture partner. In the comparable 2006 period, cash resources increased by $6.91 million, principally attributable to a $7.69 million financing carried out, significantly lesser expenditures at the Lewis project, and a $500,000 recovery of costs for the Mt. Kare project under the option agreement with Buffalo Gold Ltd.

Because of the significant financings completed in the third and fourth quarters of the prior fiscal year ending October 31, 2006, Madison remains well funded, with net cash and cash equivalent resources of $5.51 million, $1.13 million in current liabilities and no long term debt.

Administrative costs for 2007 were broadly similar to 2006. Increases occurred in salaries, public relations and travel costs reflecting increased activity, salary increases and increased staff. Reductions took place in consulting costs and exploration costs expensed arising from curtailed activity in those cost centers. A very significant increase in interest income reflects the return on financing proceeds invested. We expect this general level of costs and interest income to continue during fiscal 2008.

Summary of Quarterly Results

	Three Months Ended October 31, 2007	Three Months Ended July 31, 2007	Three Months Ended April 30, 2007	Three Months Ended January 31, 2007	Three Months Ended October 31, 2006	Three Months Ended July 31, 2006	Three Months Ended April 30, 2006	Three Months Ended January 31, 2006
Total assets	$13,051,241	$9,117,944	$9,265,565	$9,421,133	$9,946,640	$3,321,351	$3,466,453	$3,651,119
Resource properties	4,456,861	3,875,660	3,266,531	3,184,490	2,899,289	2,145,583	2,411,042	2,481,873
Working capital	7,411,096	5,154,572	916,401	6,135,601	6,519,673	1,140,290	965,148	1,049,685
Shareholders’ equity	11,923,179	9,050,431	9,204,637	9,343,301	9,443,677	3,312,571	3,402,666	3,559,793
Revenues	nil[1]	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	3,259,851	(154,207)	(164,664)	(107,376)	(1,610,106)	(90,095)	(149,627)	(186,110)
Earnings (loss) per share*	0.10	(0.01)	(0.01)	(0.00)	(0.06)	(0.00)	(0.01)	(0.01)

Note 1 – Recovery of mineral costs previously written down is not classified as revenue

Discussion

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense, and in many cases arise from the timing of larger billings. Management of Madison does not believe that meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements.

This being said, particular attention should be drawn to the financial statement impact of Madison’s disposition of the interest in the Mt. Kare project, which was recognized in the fourth fiscal quarter, described above in this report under the heading “Mount Kare Gold Project, Papua New Guinea”. The shares received from Buffalo were ascribed the fair value of $3,375,500 before the deduction of certain transaction costs of $9,619. Because all our costs of the Mt. Kare project had been written down to a zero carrying cost in prior fiscal years, this amount was included as a non-recurring revenue item in our statement of operations during the fourth fiscal quarter. This has given rise, in both the fourth fiscal quarter and for the year as a whole, to the Company showing net income, as opposed to its customary showing of losses. Management emphasizes that this revenue, and the net income it has generated, is currently expected to by a one-time non-recurring event.

With the exception of this very material non-recurring item in the fourth quarter fiscal 2007, significant changes in Madison’s key financial data from 2005 to 2007 can be attributed to its equity financings and to exploration expenditures on the Lewis Property in Nevada.

Discussion of fourth fiscal quarter

In addition to the recognition of the non-recurring other income arising from the Mr. Kare disposition in the fourth quarter, that quarter also saw the recognition of certain stock-based compensation costs in the amount of $54,407. With the exception of these two items, fourth quarter costs were generally similar to those experienced in the other three fiscal quarters.

Liquidity

Based on its existing working capital, Madison has sufficient funds to meet its general and administrative expenses and its share of the cost of the next phases of exploration on the Lewis Property for the coming year.

Capital Resources

At October 31, 2007 and to the date of this report, Madison has a robust cash and working capital position. We have not announced a 2008 program for the Lewis project, but our preliminary estimated budget net to Madison’s 60 per cent participation is a minimum US $1.2 million. Our working capital position is more than adequate to fund this budget as well as our ongoing general and administrative costs for the balance of the fiscal year currently in progress. As described in Notes 5 and 16, on December 27, 2007 we paid USD $2,060,000 from funds in hand to exercise the option on the Lewis project. Of this, USD $800,000 had been advanced by our joint venture partner towards its share of the option exercise price as at October 31, 2007.

Related Party Transactions

During the year ended October 31, 2007, Madison incurred legal fees of $29,550 with a company controlled by a director and officer of the Company. We also paid or accrued salaries and benefits of $152,118 and $54,313 to the Chief Executive Officer and a director, respectively, and were reimbursed for office rent and related costs of $128,082 by companies with a number of common directors. As at October 31, 2007, accounts payable included $5,932 due for legal services to a company controlled by a director and officer of the Company. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Madison Minerals Inc. and Buffalo Gold Ltd. have one director in common. We do not consider Buffalo to be a related party but provide this disclosure for the record.

Changes in Accounting Policies

As described in Note 3 to the financial statements, the Company adopted certain new accounting standards mandated by generally accepted accounting principles in Canada for its fiscal year commencing November 1, 2006. The new standards have to do with the concept of “comprehensive income” and a new basis for the recognition and measurement of financial instruments. The principal effect is the addition of the category “accumulated other comprehensive income” to the shareholders’ equity section of the balance sheet, the presentation of other comprehensive gains and losses in the statement of income or loss, and the presentation of a new statement of accumulated and other comprehensive income or loss. As further described in Note 3, increases or decreases in the market value of our marketable securities classified by us in the category “available for sale” are credited or charged, respectively, to “other comprehensive income (loss)” in the statement of operations.

During the fiscal year, Madison reported as other comprehensive loss a net decrease in the fair value of marketable securities the total amount of $473,299. This was made up of 1) $14,450 in respect of an unrealized gain on our holding of shares in Lund Gold Ltd., shares which have been held since 2003 and which in prior fiscal years were valued and carried at the lower of cast and market value; and 2) $487,749 in respect of an unrealized loss on our holding of Buffalo shares, shares which were issued by Buffalo in June 2007 and delivered out of escrow to Madison in October 2007 upon the completion of the conveyance of the Mt. Kare interest. We classify each of these share positions as “available for sale” and account for unrealized gains and losses accordingly; i.e., through comprehensive income or loss.

Because of the magnitude of our holding in the shares of Buffalo in particular, we expect changes in the market price of Buffalo shares will have a material effect on our comprehensive income or loss. For example, for the fiscal period ended January 31, 2008 we have determined that the charge to comprehensive loss on the revaluation of our holding of Buffalo shares will be $1,443,875, an amount which, relative to Madison’s financial results taken as a whole, is material.

Financial Instruments

Madison’s financial instruments consist of cash, receivables, marketable securities, deposits and accounts payable. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. With the notable exception of our holdings of marketable securities, which are described in detail in Notes 3 and 4 to the financial statements, the fair value of our financial instruments is approximately equal to their carrying values. As at October 31, 2007, of our total current liabilities of

$1,128,062 the amount of $951,161 or 84 per cent represented the translated value of advances from our joint venture partner denominated in U.S. dollars, exposing the Company, on an accounting basis, to a foreign exchange risk. The majority of these funds represent an advance payment of USD $800,000 being the joint venture partner’s contribution to the anticipated outlay, subsequently made in December 2007, of $2,000,000 to exercise the option on the Lewis property as described in Notes 5 and 16. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Stock-based Compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock. Fair value is estimated using the Black-Scholes option pricing model. In calculating volatility in this model, we look back as many periods in the past as the option has future periods when granted. In the case of a share price with considerable variation in market price over such lengths of time, such as characterizes Madison’s shares, volatility so calculated tends to be high and, accordingly, the fair value of options so calculated tends also to be high, generating material amounts to be recognized as stock-based compensation per option granted.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the income or loss for the period.

Statutory Disclosure

Information available on SEDAR

Important additional information about Madison, including news releases and material change reports, is available on the SEDAR website – www.sedar.com .

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Disclosure Controls and Procedures

Commencing with filing of financial statements for the fiscal year ended October 31, 2006, Madison’s Chief Executive Officer and Chief Financial Officer became responsible for certifying certain matters having to do with the Company’s disclosure controls and procedures (“DCP”). Expressed very briefly, our disclosure controls and procedures are the internal systems, controls and procedures we have established to provide reasonable assurance that material information used internally and disclosed externally is reliable and timely.

The principal forms of information and means of disclosure in Madison which are governed by our DCP are our continuous disclosure obligations under securities regulations, our periodic news releases, our website, and investor relations materials and presentations. These materials are prepared by senior management, with opportunities for review and comment by all senior members of the management team. All materials disclosed are reviewed and approved by the Chief Executive Officer and, where appropriate, by the senior geological staff, the Chief Financial Officer or the director of investor relations. This review and approval process is documented in written or electronic form.

Internal Control over Financial Reporting

Commencing with filing of financial statements for the fiscal year ended October 31, 2007, Madison’s Chief Executive Officer and Chief Financial Officer became responsible for certifying two matters having to do with the Company’s internal control over financial reporting (“ICFR”). These are (1) that those officers have designed or caused to be designed under their effective supervision such ICFR as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes – including our continuous disclosure obligations under securities regulations – in accordance with Canadian generally accepted accounting principles (“GAAP”); and (2) that they have caused to be disclosed in our annual MD&A any change in Madison’s ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, our ICFR.

We consider that ICFR is properly designed when the controls established would be expected to prevent or detect errors or fraud that could result in material misstatements in the financial statements.

Discussion of deficiencies and compensating factors

Madison is characterized, among other matters, by our small size and limited number of personnel. This is a common situation for companies at our stage of development as a business. These limitations in size and personnel provide inherent limitations to the design of ICFR. These include:

•

Limited segregation of duties;

•

A concentration of decision-making power, and the potential for management override.

In general terms, we have attempted to mitigate the risks posed to ICFR by these factors by employing or recognizing the following:

•

Employment of experienced financial professionals with extensive accounting and financial reporting expertise;

•

Imposition of supervision and review of accounting transactions to an extent considered reasonable within the limitations of staff size;

•

Extensive and detailed analytical review of financial statement items, before statements are published, by executive technical and financial personnel;

•

Recognition that the concentration of decision-making power, and the associated potential for management override, arise from an intimate day-to-day knowledge of the company’s financial and other transactions and an intimate understanding of expected financial accounting outcomes;

•

Use of third party professional accounting expertise to assist with drafting of interim and annual financial statements and with assessing the impact of certain complex accounting standards;

•

Candid discussions with the Audit Committee of the ICFR environment.

Management’s conclusions about disclosure controls and procedures

The CEO and CFO have evaluated the effectiveness of the company’s DCP and assessed the design of the company’s ICFR as of October 31, 2007 pursuant to the requirements of MI 52-109. Notwithstanding the deficiencies identified and disclosed above, they have concluded that our DCP result in reasonable assurance that material information used internally and disclosed externally is reliable and timely. Management believes that risk mitigation steps taken in respect of the ICFR and DCP weaknesses identified are sufficient to support this conclusion.

There have been no changes in Madison’s ICFR in the most recently ended fiscal quarter which have affected or might reasonably be expected to affect our internal control over financial reporting.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number common shares without par value of which 35,437,076 were outstanding at October 31, 2007 and as of the date hereof.

As at the date hereof, Madison had warrants outstanding entitling the purchase of 3,325,698 shares at a price of $1.20 per share until October 11, 2008. The warrants are subject to potential forced conversion provisions described in Note 7(g) to the 2007 Financial Statements.

As at the date hereof, we had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
50,000	$0.42	May 1, 2008
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
1,837,616	$1.10	October 20, 2011
200,000	$0.77	April 27, 2012
	$0.96	[weighted average]

Vancouver, British Columbia	ÐÑÐÑÐÑ	February 21, 2008

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

Form 52-109F1 – Certification of Annual Filings

I, Chet Idziszek, President and Chief Executive Officer (“CEO”) of Madison Minerals Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Madison Minerals Inc. (the “issuer”) for the financial year ending October 31, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b)

designed such control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

February 28, 2008

“Chet Idziszek”

Chet Idziszek

President

Form 52-109F1 – Certification of Annual Filings

I, Ian Brown, Chief Financial Officer (“CFO”) of Madison Minerals Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Madison Minerals Inc. (the “issuer”) for the financial year ending October 31, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b)

designed such control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

February 28, 2008

“Ian Brown”

Ian Brown

Chief Financial Officer